

OFFERING MEMORANDUM

facilitated by



# Maine Cannabis and Honey LLC

## FORM C

## OFFERING MEMORANDUM

### Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

EXPEDITED OFFERING

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

### (A) The Company

| | |
|---|---|
| Name of Company | Maine Cannabis and Honey LLC |
| State of Organization | ME |
| Date of Formation | 09/13/2021 |
| Entity Type | Limited Liability Company |
| Street Address | 15 Simona Shrs, Gorham ME, 04038 |
| Website Address | www.MaineCannabisHoney.com |

### (B) Directors and Officers of the Company

| Key Person | Clay Clarkson |
|---|---|
| Position with the Company<br><br>Title<br>First Year | <br><br>COO/CSO<br>2021 |
| Other business experience<br>(last three years) | Owner of Maine Cannabis and Honey<br><br>Hello, my name is Clay. I'm an early career scientist with a background in subsurface geomicrobiology and analytical chemistry. I am a national McNair Scholar, received awards during my graduate work at Texas A&M University-Corpus Christi, and received recognition by the state of Texas. Never did I imagine myself studying and exploring cannabis and other entheogens. |

| Key Person | Miracle Jackson |
|---|---|
| Position with the Company<br><br>Title<br>First Year | <br><br>CEO<br>2021 |
| Other business experience<br>(last three years) | My name is Miracle and I am an aspiring young entrepreneur who is tackling an emerging industry; cannabis. I have a passion for cannabis, and cannabis is also a part of my story.<br><br>Unlike most people, I come from a background that has challenged every aspect of my livelihood. I battled off osteosarcoma at a young age and was left with a deep scar. Cannabis was meditation to my mind, body, and soul. It guided me to find an entrepreneurial spirit and brought me here to create Maine Cannabis and Honey. I now dedicate my life to being an entrepreneur and wish to share this herbal medicine with others who will benefit and heal. |

(C) Each Person Who Owns 20% or More of the Voting Power

| Name of Holder | % of Voting Power (Prior to Offering) |
|---|---|
| Clay Clarkson | 40% |
| Miracle Jackson | 60% |

## (D) The Company's Business and Business Plan

The First U.S. Business to Have Thermally Stable Cannabinoid Products (THC you can actually cook with!)

Woman Owned

Maine Cannabis and Honey specialize in manufacturing thermally stable cannabis-infused culinary ingredients and other cannabis products with Aphrodisiac twists!

At Maine Cannabis and Honey, we take care of how cannabis flowers are extracted and processed into usable products. We follow strict and high scientific standards to ensure the consistent production of high-quality products. You can say our standards are equivalent to what the FDA looks for. We are prepared for future roadblocks.

We believe that cannabinoids and terpenoids work in conjunction to create an Enterouge Effect. Our methods ensure all therapeutic compounds are preserved in the end-product. All customers can view cannabinoid/terpenoid profiles for every product batch. Check out our customer transparency data page to learn more about every batch's chemical profile.

All products are scientifically crafted to maximize bioavailability, enhance extract potency, and thermal stability. Our enhanced extracts are thermally stable and safe to cook with. No more worrying about losing THC under baking temperatures!

Future Products

Products planned for release after 1 year production anniversary. (All products contain full-spectrum cannabis extracts).

- Pills for sexual enhancement
- Wake ME Up protein/meal replacement powders
- Skin care and make-up products
- Honey-soda
- Champagne
- Cheeses

Prototype

Our prototype is a processed powdered form of full-spectrum cannabis extract that can be oil or water soluble. It is also designed to prevent the vaporization of cannabinoids and terpenoids, thus ideal for cooking.

- Thermal Stability
- Technology to alter product stability
- Maximized bioavailability

Our products

Initial Product line

- Tinctures
- Honey
- Olive Oils
- Coconut Oils
- Seasonings
- Flour
- Simmering Sauces
- Sugar
- Instant coffee

The Team

Clay Clarkson, Co-founder

Hello, my name is Clay. I'm an early career scientist with a background in subsurface geomicrobiology and analytical chemistry. I am a national McNair Scholar, received awards during my graduate work at Texas A&M University-Corpus Christi, and received recognition by the state of Texas. Never did I imagine myself studying and exploring cannabis and other entheogens.

I've always had a passion for entheogens and have used them for therapeutic purposes. Entheogens helped me battle drug addiction and opened my mind up to self-care routines. I started doing yoga every morning, meditation throughout the day, and eating a raw vegan diet. My mind, body, and soul quickly healed and I was no longer deprived of dopamine and my depression diminished. Without the aid of these plants, I would have never come to the realization of what hard drugs were doing to my body.

My brother Robert Clarkson, also struggled with drug addiction. Robert's life; however, was consumed by his addiction. He received help by going to rehab and talking to people, but it wasn't enough for him to fight off bad habits. The drugs took over his mind and ultimately misled him to suicide. He left this Earth early, at the delicate age of 20. It was too early, but he will never be forgotten. Robert wasn't the addiction. He was more. Filled with life, love, and courage! Robert could teach anyone to stand up for themselves. He knew how to communicate with people and uplift them out of the darkness. Robert is my brother, my inspiration, my guardian angel, and my savior. He gifted me strength.

Inspired by my brother, Robert Cool Clarkson, I started Maine Cannabis and Honey to lay tribute. I know there are more people out there who struggle with addiction like me and my brother did. I wish to give people access to entheogens for both recreational and medicinal purposes. I believe entheogens can be used as tools to better one's life and SAVE.

Miracle Jackson, Co-founder

My name is Miracle and I am an aspiring young entrepreneur who is tackling an emerging industry; cannabis. I have a passion for cannabis, and cannabis is also a part of my story.

Unlike most people, I come from a background that has challenged every aspect of my livelihood. I battled off osteosarcoma at a young age and was left with a deep scar. Cannabis was meditation to my mind, body, and soul. It guided me to find an entrepreneurial spirit and brought me here to create Maine Cannabis and Honey. I now dedicate my life to being an entrepreneur and wish to share this herbal medicine with others who will benefit and heal.

I started Maine Cannabis and Honey because I wanted to see a luxurious and sexy side of the plant while reaping its holistic benefits. Maine Cannabis and Honey fulfilled my desire by providing infused culinary ingredients for nearly any meal, massage oils for a full-body experience, and herbal Aphrodisiacs to conclude a night in the pentagram.

For more information, please refer to the Page View included with this filing.

### (E) Number of Employees

The Company currently has 2 employees. The Company may hire or discharge employees in the future to meet its objectives.

### (F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

### (G) Target Offering Amount and Offering Deadline

| Target Offering Amount | $200,000 |
| --- | --- |
| Offering Deadline | July 1, 2022 |

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

### (H) Commitments that Exceed the Target Offering Amount

| Will the Company accept commitments that exceed the Target Offering Amount? | Yes |
|---|---|
| What is the maximum you will accept in this Offering? | $250,000 |
| If Yes, how will the Company deal with the oversubscriptions? | We will accept subscriptions on a first-come, first-served basis. |

## (I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

| Use | Amount (Minimum) | Amount (Maximum) |
|---|---|---|
| Equipment | $100,000 | $100,402 |
| Building lease | $20,000 | $30,120 |
| Operating Capital | $30,000 | $58,233 |
| Licenses | $10,000 | $10,040 |
| Miscellaneous (Marketing, building renovations, and initial payroll. | $18,000 | $26,165 |
| Prototype perfection and testing | $10,000 | $10,040 |
| Mainvest Compensation | $12,000 | $15,000 |
| TOTAL | $200,000 | $250,000 |

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

## (J) The Investment Process

### To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

### TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

### Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

## (K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

### Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

## (L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

## (M) Terms of the Securities

### Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

### Summary of Terms

| | |
|---|---|
| Revenue Percentage[1] | 6.5 - 8.1%[2] |
| Payment Deadline | 2028-01-01 |
| Maximum Payment Multiple[3]<br>- Early Investors<br>- All Other Investors | 2.0 x<br>1.8 x |
| Sharing Start Date | The first day after disbursement that the company has revenues greater than one ($1) dollar |
| First Payment Date | The last day of the calendar month ending not more than thirty days after the end of the first calendar year after the Sharing Start Date |
| Seniority | Subordinated |
| Securitization | Unsecured |
| Accrual Rate | 1.73% |

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 6.5% and a maximum rate of 8.1% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

| Amount Raised | Revenue Sharing Percentage |
|---|---|
| $200,000 | 6.5% |
| $212,500 | 6.9% |
| $225,000 | 7.3% |
| $237,500 | 7.7% |
| $250,000 | 8.1% |

[3] To reward early participation, the investors who contribute the first $50,000.0 raised in the offering will receive a 2.0x cap. Investors who contribute after $50,000.0 has been raised in the offering will receive a 1.8x cap.

### Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

## Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

## No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

## Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

## Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

## Other Classes of Securities

| Name of Security | Limited Liability Company Interests |
|---|---|
| Number of Shares Outstanding | N/A |
| Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights | N/A |
| How these securities differ from the revenue sharing notes being offered to investors | Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company. |

### Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

### The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

| Name of Holder | % of Voting Power (Prior to Offering) |
|---|---|
| Clay Clarkson | 40% |
| Miracle Jackson | 60% |

### How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

### How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

### (N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

### (O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 3.0% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

## (P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

## (Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

## (R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

## (S) The Company's Financial Condition

Forecasted milestones

Maine Cannabis and Honey forecasts the following milestones:

- Secure lease by [April, 2022].

- Finalize protocols by July, 2022

- Acquire licenses before July, 2022

- start production by August, 2022

- Achieve [$900K] revenue per year by 2023.

- Achieve $200K profit per year by 2023.

No operating history

Maine Cannabis and Honey was established in October, 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Maine Cannabis and Honey's fundraising. However, Maine Cannabis and Honey may require additional funds from alternate sources at a later date.

## (T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

FINANCIAL INFORMATION NOT INDEPENDENTLY REVIEWED

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BE REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

## Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

|  | Year 1 | Year 2 | Year 3 | Year 4 | Year 5 |
|---|---|---|---|---|---|
| Gross Sales | $942,000 | $1,036,200 | $1,108,734 | $1,164,170 | $1,199,095 |
| Cost of Goods Sold | $172,200 | $189,420 | $202,679 | $212,812 | $219,196 |
| Gross Profit | $769,800 | $846,780 | $906,055 | $951,358 | $979,899 |
| EXPENSES |  |  |  |  |  |
| Rent | $60,000 | $61,500 | $63,037 | $64,612 | $66,227 |
| Utilities | $12,000 | $12,300 | $12,607 | $12,922 | $13,245 |
| Salaries | $260,872 | $286,959 | $307,046 | $322,398 | $332,069 |
| Repairs & Maintenance | $20,000 | $20,500 | $21,012 | $21,537 | $22,075 |
| Legal & Professional Fees | $50,000 | $51,250 | $52,531 | $53,844 | $55,190 |
| Operating Profit | $366,928 | $414,271 | $449,822 | $476,045 | $491,093 |

## (U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

### Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

## (V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

## (W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

## (X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

## (Y) Other Information Prospective Investors Should Know About

Because Banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via ACH returns, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. THE ISSUER HAS ELECTED TO UTILIZE THE SAME CANCELLATION RIGHTS AS A NON-EXPEDITED OFFERING UNDER REGULATION CROWDFUNDING. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTOR DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO 48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

## Additional Information Included in the Form C

|  | Most recent fiscal year-end (tax returns) | Prior fiscal year-end (tax returns) |
|---|---|---|
| Total Assets | $0 | $0 |
| Cash & Cash Equivalents | $0 | $0 |
| Accounts Receivable | $0 | $0 |
| Short-term Debt | $0 | $0 |
| Long-term Debt | $0 | $0 |
| Revenues/Sales | $0 | $0 |
| Cost of Goods Sold | $0 | $0 |
| Taxes Paid | $0 | $0 |
| Net Income | $0 | $0 |

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V